Board of Management

Vedior

RECEIVED

AIR MAIL

2004 DEC -9 P 2:56

Office of International Corporation Finance, Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

04046836

Amsterdam, 30 November 2004

SUPPL

PROCESSED
DEC 22 2004
THOMSON
FINANCIAL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

Jlw 12/21

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam

vedior
where people matter

Amsterdam, The Netherlands

Investigation by French competition authorities

For immediate release on 30 November 2004

The French competition authorities have today visited Groupe Vedior France's premises in Paris.

Their investigations relate to alleged infringements of European and French competition law by Groupe Vedior France and certain competitors.

Groupe Vedior France is cooperating fully with the authorities.

Vedior NV and Groupe Vedior France will refrain from further comments until the investigations are completed.